[Wachtell, Lipton, Rosen & Katz Letterhead]
March 30, 2010
Via Edgar
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David L. Orlic, Esq. Attorney-Advisor
Michael F. Johnson, Esq. Staff Attorney

Re:	BPW Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed March 16, 2010 File No. 001-33979
Dear Mr. Orlic:
     As noted in our initial letter in response to the comments (each, a “Comment”) of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2010, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on March 16, 2010 (SEC File No. 001-33979), and our letter, dated March 25, 2010, in response to the comments of the Staff, dated March 24, 2009, on behalf of our client, BPW Acquisition Corp. (“BPW” ), we are submitting this supplemental letter in response to Comment #1. As you are aware, earlier today, we also filed an amended preliminary proxy statement on Schedule 14A (the “Revised Proxy”).
     In this supplemental letter, Comment #1 is indicated in italics, followed by BPW’s initial and supplemental response.
General
1.	We refer to prior comment 1. Please explain how you came to the conclusion that pro forma financial information is not required because the proposed Warrant Amendments are of not of “any consequence to BPW’s financial condition or results, whether as a standalone business or following the consummation of its contemplated initial combination with The Talbots, Inc.”

     In response to the Staff’s comment, we have included as Annex C to the Definitive Proxy Statement “Unaudited Pro Forma Condensed Combined Financial Information” in substantially the same form as included in the Registration Statement on Form S-4 (Registration no. 333-165111) filed by The Talbots, Inc. (“Talbots”) with respect to the exchange offer it is currently conducting in respect of the BPW Warrants.
     We supplementally advise the Staff that the pro forma financial information after giving effect to the Talbots merger (included as Appendix C to the Revised Proxy) would not be affected by the Warrant Amendment. As a general matter, if the Warrant Amendment were deemed to have a diminishing effect on fair value of the unexchanged BPW Warrants (which we believe to be the case), based on paragraph 51 of Statement of Financial Accounting Standards (SFAS) 123(R) there would be no impact on either the pro forma condensed balance sheet or the pro forma condensed income statement. Assuming for the moment that the Warrant Amendment resulted in an increase to fair value of the unexchanged BPW Warrants, the only movement, if any (and then only if material), would be fully confined within the equity component (from/to additional paid-in capital and retained earnings). Even if there were an increase in value, we would expect any such change to be immaterial. Moreover, as Article 11 of Regulation S-X is intended to provide investors with information regarding the continuing impact of a transaction, the effect described in the preceding sentence, if any, would not be included as a pro forma adjustment in the pro forma condensed income statement of the combined company because the Warrant Amendment would only represent a one time charge. In addition, the Warrant Amendment, if and when effected, would have no effect on the pro forma presentation of earnings per share, as the inclusion of the unexchanged BPW Warrants would be anti-dilutive for all periods presented.
* * * *
     In providing the above responses, and in response to the Staff’s request, we have been authorized to, and do hereby acknowledge on behalf of BPW that:
•	BPW is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BPW may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or Edward J. Lee at (212) 403-1155.
     We thank the Staff in advance for its assistance.

Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest

Enclosures
cc:	Gary S. Barancik, BPW Acquisition Corp. Bruce Mendelsohn, Esq., Akin Gump Strauss Hauer & Feld LLP Mark Zvonkovic, Esq., Akin Gump Strauss Hauer & Feld LLP